UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. )1
Multimedia Games, Inc.

(Name of issuer)
COMMON STOCK, PAR VALUE $.01

(Title of class of securities)
625453105

(CUSIP number)
September 14, 2007

(Date of event which requires filing of this statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
(Continued on the following pages)

(Page 1 of 8 Pages)

     1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	625453105	Page	2	of	8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS PAR Investment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,332,500 COMMON STOCK, par value $.01

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,332,500 COMMON STOCK, par value $.01

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,332,500 COMMON STOCK, par value $.01

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.08 %COMMON STOCK, par value $.01

12	TYPE OF REPORTING PERSON *

PN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.	625453105	Page	3	of	8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS PAR Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,332,500 COMMON STOCK, par value $.01

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,332,500 COMMON STOCK, par value $.01

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,332,500 COMMON STOCK, par value $.01

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.08% COMMON STOCK, par value $.01

12	TYPE OF REPORTING PERSON *

PN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.	625453105	Page	4	of	8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS PAR Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,332,500 COMMON STOCK, par value $.01

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,332,500 COMMON STOCK, par value $.01

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,332,500 COMMON STOCK, par value $.01

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.08% COMMON STOCK, par value $.01

12	TYPE OF REPORTING PERSON *

CO
* SEE INSTRUCTIONS BEFORE FILLING OUT!

STATEMENT ON SCHEDULE 13G

Item 1(a).	Name of Issuer:

Multimedia Games, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

206 Wild Basin Road Building B, Fourth Floor Austin, TX 78746

Item 2(a).	Names of Person Filing:

PAR Investment Partners, L.P. PAR Group, L.P. PAR Capital Management, Inc.

Item 2(b).	Business Mailing Address for the Person Filing:

PAR Capital Management, Inc. One International Place, Suite 2401 Boston, MA 02110

Item 2(c).	Citizenship:

State of Delaware

Item 2(d).	Title of Class of Securities:

COMMON STOCK, par value $.01

Item 2(e).	CUSIP Number:

625453105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4. Ownership:
(a) Amount Beneficially Owned:
1,332,500 COMMON STOCK, par value $.01
(b) Percent of Class:
5.08% COMMON STOCK, par value $.01
(c) Number of shares as to which such person has:
(i) 1,332,500 COMMON STOCK, par value $.01

(ii)shared power to vote or to direct the vote:
(iii)sole power to dispose or to direct the disposition of:
1,332,500 COMMON STOCK, par value $.01
(iv)shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8. Identification and Classification of Members of the Group:

Not Applicable

Item 9. Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 24, 2007

PAR INVESTMENT PARTNERS, L.P.
.	By:	PAR GROUP, L.P its general partner

	By:	PAR CAPITAL MANAGEMENT, INC.
its general partner

	By:	/s/ Gina DiMento Gina DiMento, Vice President

PAR GROUP, L.P.
	By:	PAR CAPITAL MANAGEMENT, INC.
its general partner

	By:	/s/ Gina DiMento Gina DiMento, Vice President

PAR CAPITAL MANAGEMENT, INC.

	By:	/s/ Gina DiMento Gina DiMento, Vice President